August 7, 2007

Mr. Daniel L. Gordon

Mr. Eric C. McPhee

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Fax Number (202) 772-9210

Re:	Thornburg Mortgage, Inc. (the “Company”)

Form 10-K for the year ended December 31, 2006

File No. 1-11914

Dear Mr. Gordon and Mr. McPhee:

We are in receipt of your follow-up comment letter dated July 27, 2007. The following is the text of your comment along with our response, with the latter typed in bold font:

Form 10-K for the Year Ended December 31, 2006

Critical Accounting Policies and Estimates, page 27

1.	We have reviewed your response to comment #2. In future filings, please provide a more detailed description of the methods you use to value ARM securities when you are unable to get a market price from a third party, including the dollar amounts of such loans recorded on your balance sheet.

We intend to include the following additional disclosure in Note 1 to the Consolidated Financial Statements (Significant Accounting Policies) and in the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2007, and in subsequent filings:

For securities valued by management, the Company first looks to identify a security in its portfolio for which a third-party market price is available that has similar characteristics including interest coupon, product type, credit rating, seasoning and duration. The third-party market price of the similar security is then used to value the security for which there was no third-party quote. The objective is to use the third-party quote as the primary valuation indicator; however, if the Company is unable to identify a similar security in its portfolio, management looks to recent market transactions of similar securities or makes inquiries of broker-dealers that trade similar securities and uses the data obtained to calculate a market price based on a yield or spread target. At June 30, 2007, $6.2 billion, or 10.9%, of ARM Assets were valued based on management’s estimates.

In connection with the above responses, we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that you find the above response appropriate. We would be pleased to set up a conference call to discuss this item if that would be helpful to you.

Sincerely,

/s/ Clarence G. Simmons
Clarence G. Simmons
Senior Executive Vice President and Chief Financial Officer Thornburg Mortgage, Inc.

cc:	Mr. Steve Newton, HellerEhrman LLP

Ms. Cynthia Reinhart, KPMG, LLP

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